

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2018

Alan Pickerill
Chief Financial Officer
Expedia Group, Inc.
333 108th Avenue NE
Bellevue, WA 98004

      Re: Expedia Group, Inc.
            Form 10-K for the Year Ended December 31, 2017
            Form 10-Q for the Quarter Ended June 30, 2018
            File No. 001-37429

Dear Mr. Pickerill:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2018

Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Polices
Revenue Recognition, page 9

1.   Please disclose how any transaction-related taxes are factored into the determination of your transaction prices pursuant to ASC 606-10-32-2A, including whether you have elected to exclude all taxes assessed by a governmental authority from the measurement of the transaction prices that are imposed on your travel related services or collected by you from customers.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at (202) 551-3777 or Melissa Raminpour at (202) 551-3379 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure